1601 Bryan Street Dallas, Texas 75201-3411	Andrew M. Wright Vice President and Associate General Counsel Legal	T 214.812.6038 C 214.587-6500 F 214.812.4072 awright@energyfutureholdings.com

December 19, 2008

BY EDGAR AND FACSIMILE

Ms. Blair F. Petrillo

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561

Re:	Energy Future Holdings Corp.
Registration Statement on Form S-4
Filed September 17, 2008
File No. 333-153529

Ladies and Gentlemen:

Transmitted herewith are the responses of Energy Future Holdings Corp. (the “Company”) to the comments made in your letter dated December 1, 2008 to Andrew M. Wright. Your comments and our responses thereto are set forth below.

MD&A, Results of Operation for the year ended December 31, 2007 and 2006, page 60.

1.	Please advise us as to your anticipated presentation of periods to be discussed in MD&A in your December 31, 2008 Form 10-K.

Response:

In the December 31, 2008 EFH Corp. Form 10-K, we plan to discuss results of operations for calendar year 2008 on a stand alone basis. We plan to discuss results of operations for the successor period of 2007 in comparison to the fourth quarter of 2006 and the results of operations for the predecessor period of 2007 in comparison to the nine months ended September 30, 2006 as reflected in the recently filed Amendment No. 1 on Form S-4 (“Form S-4”).

Ms. Blair F. Petrillo

Securities and Exchange Commission

December 19, 2008

Note 3. Goodwill and Identifiable Intangible Assets, page F-72

2.	We have read your response to our comment two from our letter dated October 29, 2008. Please provide us with a reconciliation of the total Enterprise Value, as adjusted to the imputed fair value of the enterprise based on minority interest purchased for $1.254 billion. Please show us the amounts for the lack of control discount and the liquidity discount. Please quantify for us the control premium relative to the imputed enterprise value based on sale of the minority interest. Show us how the control premium compares to the premium offered TXU shareholders at the announcement and closing of the buy out. Please also provide us with additional support of the assumed 5% cash risk adjustment factor, including comparison of such factor with other regulated entities valuations. We may have further comment.

Response:

Attachment A to this letter provides a calculation of the implied enterprise value (EV) based on the minority interest sale price of $1.254 billion. Attachment B provides additional detail of the estimated discounts for lack of control and liquidity, including the premium related to the October 10, 2007 TXU Corp. merger (the “Merger”). These estimated discount amounts are based on research previously completed by our independent valuation service provider, taking into consideration the terms of the minority sale agreement. As indicated in Attachment A, even at the low end of the estimated implied EV, the sale transaction supports the initial determination of EV used to allocate the goodwill to the Regulated Delivery reporting unit.

We used the assumed 5% cash risk adjustment factor (the “5% factor”) in the discounted cash flow analysis, which was one of the methods used to estimate the EV. All expected cash flows in the analysis, including the terminal value, were reduced by 5% to take into account risk factors not reflected in the expected cash flows and the risk-free rate used in discounting the cash flows. The 5% factor is consistent with rates observed by our independent valuation service provider in discounted cash flow analyses performed by other regulated utilities in connection with purchase accounting and goodwill impairment testing. Attachment C provides a sensitivity analysis of the effect on estimated EV of applying various cash risk adjustment factors of between 0% and 10%. The approach used in the discounted cash flow analysis (i.e. using a cash risk adjustment and then discounting expected cash flows at a risk-free rate) was validated by our independent valuation service provider as an accepted valuation methodology consistent with FASB Concepts Statement No. 7, “Using Cash Flow Information and Present Value in Accounting Measurements”.

3.

Your response letter dated November 19, 2008 does not address why the regulatory rate of return represents a market rate of return, relative to carrying value, in equating carrying value to market value of regulatory assets. In this regard, please tell us the

Ms. Blair F. Petrillo

Securities and Exchange Commission

December 19, 2008

regulatory rate of return associated with such assets. While we understand the concept of risk reduction through a diversified asset portfolio, reconcile any difference between the regulatory rate of return and the discount rate implicit in your determination of Enterprise Value with quantified reasons that the asset level represents a higher level of risk and define what risks the individual asset is subject to that is mitigating through grouping. While there may be some risk reduction associated with a basket of assets as opposed to individual assets, given the basket of assets appear to be subject to the same risks as any individual regulatory asset, we do not believe this would justify a significant difference between the two. We may have further comment upon receipt of your response.

Response:

Following our determination of the EV under both the discounted cash flow and comparable company market multiple methods (supported by the purchase price of the minority interest in Oncor), we considered the allocation of such EV, specifically the fair valuation of the individual assets and liabilities of the regulated reporting unit. We considered that the buyer of property subject to cost-based regulation would recover that investment based on the regulatory return allowed; consequently, that return should be used in discounting the future cash flows related to that asset, and the resulting fair value would equal the existing cost-based value. Said another way, no buyer would pay more than the cost-based value of an individual asset because only that amount could be recovered. In considering the regulatory return, we saw no basis for assuming any return other than the return in effect at the date of the Merger. We believe any presumption of an increase or decrease in the allowed rate would be likely incorrect considering the difficulty in predicting the Public Utility Commission of Texas’s (“PUCT”), Oncor’s regulator, actions with respect to Oncor, long-term interest rates and Oncor’s allowable capital structure. As of the date of the Merger, the allowed rate of return for Oncor was 9.0%, which is based on a 60/40 debt/equity capital structure set by the PUCT.

Attachment D indicates the internal rate of return based on the EV determined and the expected cash flows (before application of the cash risk adjustment factor). The allowed rate of return exceeds the internal rate of return due to several factors. While it is not practicable to quantitatively reconcile this difference, the qualitative factors include the risk reduction associated with a basket of assets as opposed to individual assets, expectations of continued growth of an essential infrastructure service, the ability of the enterprise to leverage its assembled workforce to take advantage of those growth opportunities and the attractiveness of stable, long-lived and growing cash flows. It is important to note that in addition to the value suggested by the discounted cash flow analysis, the value indicated by comparable company market analysis and the minority interest sale demonstrates that the market has priced in risk reduction based on the characteristics of large regulated electric utilities.

Ms. Blair F. Petrillo

Securities and Exchange Commission

December 19, 2008

4.	Your statement regarding cash flows relating to the growth of assets is a valid one. It would also appear to support an intangible asset associated with the franchise value of a monopoly. We view such right as one emulating from a legal right, specifically a state statute permitting exclusive distribution in a territory. We believe such intangible should be valued in the purchase price allocation. However, it not clear whether you assigned a value to such franchise value. Please advise us of your consideration of paragraph A10 of SFAS no. 141 in assigning a value related to the monopoly value possessed by your regulated delivery segment. We may have further comment.

Response:

The PUCT has granted Oncor indefinite-lived, exclusive authority to operate in specific geographic areas. In considering whether a separate value should be assigned in the purchase price allocation to the rights granted under this authority, ,we looked specifically to paragraph B102 of SFAS 141 and the discussion of Component 3 of goodwill, which states that going-concern value stems from benefits such as “…the ability to earn monopoly profits and barriers to market entry – either legal or because of transaction costs-by potential competitors.” We further considered paragraph A10 of SFAS 141, which states that “An intangible asset should be recognized as an asset apart from goodwill if it arises from contractual or other legal rights….” While akin to a legal right, the authority granted by the PUCT provides value only in that it establishes a significant barrier to entry, which under paragraph B102 is going-concern value, or goodwill. The authority granted does not, in and of itself, create other incremental value to Oncor because it does not provide Oncor the ability to earn a higher return. In contrast and as an example, a franchise right provided to a bottler by a major soft drink company would allow the bottler to earn a greater return due to the brand equity. In the case of a regulated entity, the allowed rate of return is all the entity can earn. Our interpretation of paragraph A10 is that it requires recognition of an intangible asset other than goodwill when there is a legal right that provides value other than going-concern value as defined by paragraph B102.

******

In response to the Staff’s request for information regarding our valuation of the Competitive segment of the Company’s business made in a December 18, 2008 conference call, attached are Exhibits I – V as follows:

•	Exhibit I – Purchase Price Reconciliation
•	Exhibit II – TCEH Discounted Cash Flow Analysis
•	Exhibit III – TCEH Weighted Average Cost of Capital Analysis
•	Exhibit IV – Oncor Discounted Cash Flow Analysis
•	Exhibit V – Oncor Weighted Average Cost of Capital Analysis

Ms. Blair F. Petrillo

Securities and Exchange Commission

December 19, 2008

We would be grateful if the Staff would direct all questions with respect to our accounting responses to Stan Szlauderbach, the Company’s controller (by facsimile at (214) 812-6623 or by telephone at (214) 812-8726) and with respect to all other responses to me (by facsimile at (214) 812-6032 or by telephone at (214) 812-6038).

Very truly yours,

/s/ Andrew M. Wright

Andrew M. Wright

Vice President & Associate General Counsel

cc:	Donna DiSilvio

Jim Allegretto

Blair Petrillo

Ellie Bavaria

Mr. H. Christopher Owings

Securities and Exchange Commission

December 10, 2008

Confidential Treatment Requested By

Energy Future Holdings Corp.

(numbered EFH Corp. – 001)

Attachment A

****

**** Confidential treatment requested by Energy Future Holdings Corp. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. § 200.83, and it will be provided supplemetally to the Staff of the Commission in hard copy only.

Ms. Blair F. Petrillo

Securities and Exchange Commission

December 19, 2008

Confidential Treatment Requested By

Energy Future Holdings Corp.

(numbered EFH Corp. – 002)

Attachment B

****

**** Confidential treatment requested by Energy Future Holdings Corp. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. § 200.83, and it will be provided supplemetally to the Staff of the Commission in hard copy only.

Ms. Blair F. Petrillo

Securities and Exchange Commission

December 19, 2008

Confidential Treatment Requested By

Energy Future Holdings Corp.

(numbered EFH Corp. – 003)

Attachment C

****

**** Confidential treatment requested by Energy Future Holdings Corp. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. § 200.83, and it will be provided supplemetally to the Staff of the Commission in hard copy only.

Ms. Blair F. Petrillo

Securities and Exchange Commission

December 19, 2008

Confidential Treatment Requested By

Energy Future Holdings Corp.

(numbered EFH Corp. – 004)

Attachment D

****

**** Confidential treatment requested by Energy Future Holdings Corp. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. § 200.83, and it will be provided supplemetally to the Staff of the Commission in hard copy only.

Ms. Blair F. Petrillo

Securities and Exchange Commission

December 19, 2008

Confidential Treatment Requested By

Energy Future Holdings Corp.

(numbered EFH Corp. – 005)

Exhibit I

****

**** Confidential treatment requested by Energy Future Holdings Corp. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. § 200.83, and it will be provided supplemetally to the Staff of the Commission in hard copy only.

Ms. Blair F. Petrillo

Securities and Exchange Commission

December 19, 2008

Confidential Treatment Requested By

Energy Future Holdings Corp.

(numbered EFH Corp. – 006)

Exhibit II

****

**** Confidential treatment requested by Energy Future Holdings Corp. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. § 200.83, and it will be provided supplemetally to the Staff of the Commission in hard copy only.

Ms. Blair F. Petrillo

Securities and Exchange Commission

December 19, 2008

Confidential Treatment Requested By

Energy Future Holdings Corp.

(numbered EFH Corp. – 007)

Exhibit III

****

**** Confidential treatment requested by Energy Future Holdings Corp. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. § 200.83, and it will be provided supplemetally to the Staff of the Commission in hard copy only.

Ms. Blair F. Petrillo

Securities and Exchange Commission

December 19, 2008

Confidential Treatment Requested By

Energy Future Holdings Corp.

(numbered EFH Corp. – 008)

Exhibit IV

****

**** Confidential treatment requested by Energy Future Holdings Corp. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. § 200.83, and it will be provided supplemetally to the Staff of the Commission in hard copy only.

Ms. Blair F. Petrillo

Securities and Exchange Commission

December 19, 2008

Confidential Treatment Requested By

Energy Future Holdings Corp.

(numbered EFH Corp. – 009)

Exhibit V

****

**** Confidential treatment requested by Energy Future Holdings Corp. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. § 200.83, and it will be provided supplemetally to the Staff of the Commission in hard copy only.